EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share for the third quarter 2018 in NOK

Equinor (OSE: EQNR, NYSE: EQNR) announced 25 October 2018 dividend per share of USD 0.23 for third quarter 2018. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 20 February 2019, in total seven business days.

Average Norges Bank fixing rate for this period was 8.6183. Third quarter 2018 dividend per share is consequently NOK 1.9822.

Dividend will be paid to shareholders on Oslo Stock Exchange (Oslo Børs) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange on or around 28 February 2019.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.